FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: Syngenta and Tanimura & Antle create fresh produce venture in USA

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Media Release

Syngenta and Tanimura & Antle create fresh produce venture in USA

Basel, Switzerland, 23 March 2004

Syngenta and Tanimura & Antle today announced a new partnership to deliver premium quality produce to consumers. The joint venture, Dulcinea Farms, LLC., will market Dulcinea™ branded produce items including the PureHeart™ miniature seedless watermelon and a new ultra sweet Tuscan style cantaloupe. In 2004, Dulcinea™ produce will be available throughout the US and Canada.

Syngenta is contributing expertise in genetics, breeding, and crop protection to Dulcinea Farms for a majority interest in the venture. Tanimura & Antle is contributing its experience as a leading grower and distributor in the US.

“The partnership underscores our commitment to capturing downstream value in the highly attractive fresh produce market,” said Jeff Beard, Chief Operating Officer of Syngenta Seeds. “Dulcinea Farms is designed to deliver unique fresh produce with consistently high quality to consumers.”

“This partnership is a first for the produce industry,” said Rick Antle, Chief Executive Officer of Tanimura & Antle. “By starting with carefully chosen germplasm, then following exacting protocols in the growing and distribution process, Dulcinea Farms will build upon each partner’s strength to deliver premium products.”

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2003 were approximately $6.6 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Tanimura & Antle was formed in 1982 by the Tanimura and Antle families. They combined their more than 50 years each of experience and knowledge to establish a produce company unrivaled in its quality products, as well as innovation and dedication to growers, customers, consumers and employees. The company was incorporated in 1988 and today farms over 40,000 acres in the United States and Mexico. Tanimura & Antle has manufacturing facilities in California, Arizona, Georgia, Indiana, and Quebec and ships a full line of premium fresh produce and value-added products throughout North America, Europe and Asia. Further information is available at www.taproduce.com.

Media Enquiries:	Switzerland:	Markus Payer	Tel: +41 (61) 323 2323
	USA:	Sarah Hull	Tel: +1 (202) 347 8348

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	March 23, 2004	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary

		By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	General Counsel